UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 10, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Spark Therapeutics, Inc.

File No. 005-88577 - CF#33048

_____

Sofinnova Venture Partners VIII, L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibit to a Schedule 13D/A filed on October 21, 2015 relating to their beneficial ownership of common shares of Spark Therapeutics, Inc.

Based on representations by Sofinnova Venture Partners VIII, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit F   through November 9, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                                       Brent J. Fields
                                       Secretary